SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FIRST ADVANTAGE CORPORATION

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

31845F 10 0

(CUSIP Number)

Kenneth D. DeGiorgio, Esq.

1 First American Way

Santa Ana, California 92707-5913

(714) 800-3000

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Neil W. Rust, Esq.

White & Case LLP

633 West Fifth Street, Suite 1900

Los Angeles, California 90071

(213) 620-7700

March 23, 2006

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 31845F 10 0

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

FADV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☒(1)(2)
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER

0(3)
8 SHARED VOTING POWER

47,726,521(1)(2)(3)
9 SOLE DISPOSITIVE POWER

0(3)
10 SHARED DISPOSITIVE POWER

47,726,521(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

47,726,521(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.0%(3)
14	TYPE OF REPORTING PERSON

HC

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of First Advantage Corporation’s Class A common stock, par value $0.001 per share (the “Class A Stock”), by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 9,792,111 shares of Class A Stock outstanding as of March 23, 2006 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of March 23, 2006 upon conversion of shares of First Advantage Corporation’s Class B Stock, par value $0.001 per share (the “Class B Stock”), on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

The First American Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☒(1)(2)
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER

0(3)
8 SHARED VOTING POWER

47,726,521(1)(2)(3)
9 SOLE DISPOSITIVE POWER

29,872,863(3)
10 SHARED DISPOSITIVE POWER

47,726,521(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

47,726,521(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.0%(3)
14	TYPE OF REPORTING PERSON

HC/CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of Class A Stock by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 9,792,111 shares of Class A Stock outstanding as of March 23, 2006 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of March 23, 2006 upon conversion of shares of Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

First American Real Estate Information Services, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☒(1)(2)
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER

0(3)
8 SHARED VOTING POWER

47,726,521(1)(2)(3)
9 SOLE DISPOSITIVE POWER

536,585(3)
10 SHARED DISPOSITIVE POWER

47,726,521(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

47,726,521(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.0%(3)
14	TYPE OF REPORTING PERSON

CO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of Class A Stock by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 9,792,111 shares of Class A Stock outstanding as of March 23, 2006 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of March 23, 2006 upon conversion of shares of Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

1	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

First American Real Estate Solutions LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☒(1)(2)
3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

California

NUMBER OF SHARES BENEFICIALLY OWNED BY THE REPORTING PERSON WITH	7 SOLE VOTING POWER

0(3)
8 SHARED VOTING POWER

47,726,521(1)(2)(3)
9 SOLE DISPOSITIVE POWER

17,317,073(3)
10 SHARED DISPOSITIVE POWER

47,726,521(1)(2)(3)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE REPORTING PERSON

47,726,521(1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

83.0%(3)
14	TYPE OF REPORTING PERSON

OO

(1)	Experian Information Solutions, Inc. may be deemed to be part of a group with the Reporting Persons that beneficially owns 47,726,521 shares of Class A Stock by virtue of its ownership interest in First American Real Estate Solutions LLC, as described in Items 3 and 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim that Experian Information Solutions, Inc. forms part of such group.
(2)	The Reporting Persons may be deemed to be part of a group with Pequot Capital Management, Inc. and its affiliate Pequot Private Equity Fund II, L.P. pursuant to certain terms of the Stockholders Agreement described in Item 5 of Amendment No. 1 to Schedule 13D. The Reporting Persons expressly disclaim the existence of a group with Pequot Capital Management, Inc.
(3)	Based on 9,792,111 shares of Class A Stock outstanding as of March 23, 2006 (based on information provided as of such date by First Advantage Corporation), and includes shares of Class A Stock that may be acquired within 60 days of March 23, 2006 upon conversion of shares of Class B Stock on a one-for-one basis. Because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of First Advantage Corporation representing approximately 98% of the voting power of First Advantage Corporation (assuming no conversion of the Class B Stock). See also Item 5.

INTRODUCTION:

This Schedule 13D/A amends the Schedule 13D previously filed by The First American Corporation, a California corporation (“First American”) on June 16, 2003, as amended by Amendment No. 1 to Schedule 13D filed jointly by First American; FADV Holdings LLC, a Delaware limited liability company (“Holdings”); First American Real Estate Solutions LLC, a California limited liability company (“FARES”); and First American Real Estate Information Services, Inc., a California corporation (“FAREISI”; First American, Holdings, FARES and FAREISI are each sometimes referred to herein as a “Reporting Person” and are collectively referred to herein as the “Reporting Persons”) filed on September 23, 2005, relating to shares of Class A common stock, par value $0.001 per share (the “Class A Stock”), of First Advantage Corporation, a Delaware corporation (the “Issuer”), that may be acquired upon conversion of the Issuer’s Class B common stock, par value $0.001 per share (the “Class B Stock”), held by the Reporting Persons. Unless specifically amended or updated hereby, the disclosure set forth in the Schedule 13D, as originally filed or previously amended, shall remain unchanged.

ITEM 4. PURPOSE OF TRANSACTION.

Amendment No. 1 to Schedule 13D was filed in connection with First American’s contribution of its Credit Information Group, including its minority interest in DealerTrack Holdings, Inc. (“DealerTrack”) on September 14, 2005, to the Issuer (the “CIG Transaction”), and the resulting issuance of Class B Stock to Holdings. In Amendment No. 1 it was noted that if DealerTrack or its successor were to conduct an initial public offering of its capital stock prior to the second anniversary of the closing date of the CIG Transaction and the value of the securities of DealerTrack contributed to the Issuer as part of the CIG Transaction (the “DealerTrack Interest”) was to exceed $50.0 million at the time of such public offering, the Issuer would deliver to Holdings an additional number of shares of Class B Stock, as additional consideration for the DealerTrack Interest. The number of additional shares would be calculated in relevant part, as follows: If DealerTrack were to complete an initial public offering within 180 days of the closing of the CIG Transaction, the number of shares to be issued would be equal to the quotient of (x) 50% of the amount by which the value of the DealerTrack Interest were to exceed $50 million (based on the average closing price per share of DealerTrack’s stock over the 60 business day period beginning on the fifth business day after the completion of its initial public offering), divided by (y) $20.50. This Amendment No. 2 to Schedule 13D reports that the DealerTrack initial public offering did occur within such timeframe and, according to the prescribed formula, on March 23, 2006, the Issuer issued an additional 1,650,455 shares of Class B Stock to Holdings (the “Additional DealerTrack Consideration Shares”).

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a), (b) Based on information provided by the Issuer and following the issuance of the Additional DealerTrack Consideration Shares, there were 9,792,111 shares of Class A Stock and 47,726,521 shares of Class B Stock outstanding as of the close of business on March 23, 2006. Each share of Class B Stock is convertible on a one-for-one basis into one share of Class A Stock at any time in the absolute discretion of the holder of such share and on a mandatory basis upon the occurrence of certain events specified in the Issuer’s First Amended and Restated Certificate of Incorporation. Holdings, by virtue of its ownership of 47,726,521 shares of Class B Stock, is the beneficial owner of 47,726,521 shares of Class A Stock, which represents 83.0% of the Issuer’s outstanding Class A Stock. First American, FARES and FAREISI, as holders of 62.5917%, 36.2840% and 1.1243%, respectively, of the outstanding equity of Holdings, and based on their status as affiliates, may be deemed to share voting and dispositive power with respect to the 47,726,521 shares of Class A Stock owned by Holdings. In addition, because each share of Class B Stock is entitled to 10 votes per share, the Reporting Persons beneficially own equity securities of the Issuer representing approximately 98% of the voting power of the Issuer (assuming no conversion of the Class B Stock).

In addition, pursuant to the terms of the Amended and Restated Omnibus Agreement, dated as of June 22, 2005, between First American, on behalf of itself and certain of its subsidiaries, and Experian Information Solutions, Inc, an Ohio corporation (“Experian”), attached hereto as Exhibit 99.2 and incorporated herein by reference (the “Omnibus Agreement”), and pursuant to the terms of the operating agreement of Holdings, the form of which is attached as Exhibit A to the Omnibus Agreement and incorporated herein by reference, First American has the right to cause Holdings to distribute to First American up to an aggregate total of 29,872,863 shares of Class A Stock, consisting of (a) 16,027,286 shares of Class A Stock obtainable pursuant to conversion of 16,027,286 shares of Class B Stock owned by First American prior to the CIG Transaction and contributed to Holdings in connection with the CIG Transaction, (b) 12,195,122 shares of Class A Stock obtainable pursuant to conversion of 12,195,122

1

shares of Class B Stock issued to Holdings in the CIG Transaction by the Issuer as consideration for the portion of CIG previously owned by First American and as repayment in full of the principal amount outstanding under the FADV Note (as defined in Amendment No. 1 to Schedule 13D), and (c) 1,650,455 shares of Class A Stock obtainable pursuant to the conversion of the 1,650,455 Additional DealerTrack Consideration Shares.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2005 (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 23, 2005).

Exhibit 99.2	Amended and Restated Omnibus Agreement, dated as of June 22, 2005, among First American, for itself and on behalf of certain of its subsidiaries, Experian and FARES (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 23, 2005).

Exhibit 99.3	Amended and Restated Master Transfer Agreement, dated as of June 22, 2005, among First American, FAREISI, FARES, Holdings and the Issuer (incorporated by reference to Annex A of the Definitive Proxy Statement on Schedule 14A filed by the Issuer on August 8, 2005).

Exhibit 99.4	Form of Contribution Agreement, dated as of September 14, 2005, among First American, FAREISI, Holdings and the Issuer (incorporated by reference to Annex B of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.5	Form of Contribution Agreement, dated as of September 14, 2005, among FARES, Holdings and the Issuer (incorporated by reference to Annex C of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.6	Form of Amended and Restated Services Agreement, dated as of September 14, 2005, between First American and the Issuer (incorporated by reference to Annex D of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.7	Form of Subordinated Promissory Note, dated as of September 14, 2005, executed by the Issuer in favor of First American (incorporated by reference to Annex E of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.8	Form of Outsourcing Agreement, dated as of September 14, 2005, between FARES and the Issuer (incorporated by reference to Annex F of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.9	Stockholders Agreement, dated as of December 13, 2002, among First American, Pequot Private Equity Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 99.10	Contribution and Joint Venture Agreement, dated as of November 30, 1997, among First American, FAREISI and various subsidiaries thereof, and Experian (incorporated by reference to Exhibit (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.11	Agreement of Amendment, dated June 30, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.12	Second Agreement of Amendment, dated September 23, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.13	Operating Agreement for FARES, dated November 30, 1997, by and among FAREISI, certain of its affiliates, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.14	Executive officers, directors and controlling shareholders and members of the Reporting Persons (incorporated by reference to Exhibit 99.14 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 23, 2005).

*            *            *

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: April 14, 2006	FADV HOLDINGS LLC

/s/ Kenneth DeGiorgio
Kenneth DeGiorgio, Vice President

Date: April 14, 2006	THE FIRST AMERICAN CORPORATION

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Senior Vice President

Date: April 14, 2006	FIRST AMERICAN REAL ESTATE INFORMATION SERVICES, INC.

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

Date: April 14, 2006	FIRST AMERICAN REAL ESTATE SOLUTIONS LLC

/s/ Kenneth D. DeGiorgio
Kenneth D. DeGiorgio, Vice President

INDEX TO EXHIBITS

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement among the Reporting Persons, dated as of September 14, 2005 (incorporated by reference to Exhibit 99.1 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 23, 2005).

Exhibit 99.2	Amended and Restated Omnibus Agreement, dated as of June 22, 2005, among First American, for itself and on behalf of certain of its subsidiaries, Experian and FARES (incorporated by reference to Exhibit 99.2 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 23, 2005).

Exhibit 99.3	Amended and Restated Master Transfer Agreement, dated as of June 22, 2005, among First American, FAREISI, FARES, Holdings and the Issuer (incorporated by reference to Annex A of the Definitive Proxy Statement on Schedule 14A filed by the Issuer on August 8, 2005).

Exhibit 99.4	Form of Contribution Agreement, dated as of September 14, 2005, among First American, FAREISI, Holdings and the Issuer (incorporated by reference to Annex B of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.5	Form of Contribution Agreement, dated as of September 14, 2005, among FARES, Holdings and the Issuer (incorporated by reference to Annex C of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.6	Form of Amended and Restated Services Agreement, dated as of September 14, 2005, between First American and the Issuer (incorporated by reference to Annex D of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.7	Form of Subordinated Promissory Note, dated as of September 14, 2005, executed by the Issuer in favor of First American (incorporated by reference to Annex E of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.8	Form of Outsourcing Agreement, dated as of September 14, 2005, between FARES and the Issuer (incorporated by reference to Annex F of the Definitive Proxy Statement filed on Schedule 14A by the Issuer on August 8, 2005).

Exhibit 99.9	Stockholders Agreement, dated as of December 13, 2002, among First American, Pequot Private Equity Fund II, L.P. and the Issuer (incorporated by reference to Exhibit 10.1 of Pre-Effective Amendment No. 5 to the Issuer’s Registration Statement on Form S-4, filed May 14, 2003).

Exhibit 99.10	Contribution and Joint Venture Agreement, dated as of November 30, 1997, among First American, FAREISI and various subsidiaries thereof, and Experian (incorporated by reference to Exhibit (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.11	Agreement of Amendment, dated June 30, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to (10)(a) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.12	Second Agreement of Amendment, dated September 23, 2003, by and between First American, for itself and on behalf of certain of its subsidiaries, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003).

Exhibit 99.13	Operating Agreement for FARES, dated November 30, 1997, by and among FAREISI, certain of its affiliates, and Experian (incorporated by reference to Exhibit (10)(b) of First American’s Quarterly Report on Form 10-Q for the quarter ended March 31, 1998), as amended by the agreements described in Exhibits 99.11 and 99.12.

Exhibit 99.14	Executive officers, directors and controlling shareholders and members of the Reporting Persons (incorporated by reference to Exhibit 99.14 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on September 23, 2005).